Exhibit 1

Media Relations Jorge Pérez +52(81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52(81) 8888-4256 ir@cemex.com	Analyst Relations Lucy Rodriguez +1(212) 317-6007 ir@cemex.com

CEMEX ANNOUNCES DIVESTMENT OF CERTAIN ASSETS IN THE UK

MONTERREY, MEXICO. JANUARY 8, 2020. – CEMEX, S.A.B. de C.V. (“CEMEX”) (NYSE: CX) announced today that one of its subsidiaries has signed an agreement for the sale of certain assets in the United Kingdom to Breedon Group (Breedon), for a total consideration of approximately U.S.$235 million, which includes approximately U.S.$31 million of debt.

The active assets being divested consist of 49 ready-mix plants, 28 aggregate quarries, 4 depots, 1 cement terminal, 14 asphalt plants, and 4 concrete products operations. Part of CEMEX’s Paving Solutions business in the United Kingdom, together with some inactive sites, are also included in the sale to Breedon. After completion of the divestiture, CEMEX will still retain a substantial integrated business in the United Kingdom encompassing, among other things, cement production, ready-mix concrete, aggregates, asphalt, and paving solutions.

EBITDA for 2018 generated by the divested assets was approximately U.S.$21 million (U.S.$29 million adjusted for IFRS16).

“This transaction further rebalances our portfolio into our core markets, enhances our profitability and enables us to continue to focus on deleveraging. We believe the valuation of this transaction is in line with our other recent divestments considering the type and return of the assets sold,” said Fernando A. Gonzalez, CEO of CEMEX. “With this transaction, our asset sales to date, announced or closed, have now reached close to the mid-range of our US$1.5-to-US$2.0-billion asset-divestment target under our ‘A Stronger CEMEX’ plan.”

The proceeds expected to be obtained from this divestment will be used mainly for debt reduction and for general corporate purposes.

Prior to completion of the divestiture, CEMEX will be running an information and consultation process with employees who are affected by the transaction. CEMEX currently expects to finalize this divestment during the second quarter of 2020.

HSBC acted as sole financial adviser to CEMEX on this transaction.

CEMEX is a global building materials company that provides high quality products and reliable services. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

For more information on CEMEX, please visit: www.cemex.com

For more information on Breedon, please visit: www.breedongroup.com

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties, and assumptions. Many factors could cause the actual results, performance, or achievements of CEMEX or the transaction herein described to be materially different from those expressed or implied in this release, including not satisfying all closing conditions required to close this divestment. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release. CEMEX is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.